UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Amendment No. 9

To

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(b)

GIGAMEDIA LIMITED

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

Y2711Y112

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. Y2711Y112

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan Honig
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 610,820(1)
	6.	SHARED VOTING POWER 368,425(2)
	7.	SOLE DISPOSITIVE POWER 610,820(1)
	8.	SHARED DISPOSITIVE POWER 494,325(2)(3)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,105,145(1)(2)(3)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99% (based on 11,052,235 shares outstanding as of December 31, 2022)
12.	TYPE OF REPORTING PERSON IN

(1)	Includes (i) 5,145 shares held by Mr. Jonathan Honig (“Mr. Honig”) as UTMA custodian for Morgan Honig, (ii) 5,400 shares held by Mr. Honig as UTMA custodian for Skylar Honig and (iii) 6,800 shares held by Mr. Honig as UTMA custodian for Jett Honig.

(2)	Includes (i) 22,000 shares held by Titan Multi-Strategy Fund, Inc. (“Titan”) (ii) 187,000 shares held by Titan Multi-Strategy Fund, Inc. Profit Sharing Plan (the “Plan”); (iii) 17,225 shares held by Titan Multi-Strategy Fund 401k Roth FBO Jonathan Honig; (iv) 11,700 shares held by Titan Multi-Strategy Fund 401k Roth FBO Elizabeth Honig; and (v) 130,500 held by Titan Multi-Strategy Fund I, Ltd (“TMSFL”). Mr. Honig is the President of Titan Multi-Strategy Fund, Inc., which is the General Partner of TMSF, and Mr. Honig is trustee of the Plans, and in such capacities has voting and dispositive power over the securities held by such entities.

(3)	Includes (i) 5,400 shares held by Elizabeth Honig, (ii) 80,000 shares held by Elizabeth Honig Lifetime Trust, (iii) 1,200 shares held by Elizabeth Honig IRA TD Ameritrade Clearing, Custodian, (iv) 13,500 shares held by Elizabeth Honig as UTMA custodian for Jett Honig (v) 13,000 shares held by Elizabeth Honig as UTMA Custodian for Skylar Honig and (vi) 12,800 shares held by Elizabeth Honig UTMA Custodian for Morgan Honig. Elizabeth Honig and Mr. Honig are married, and Mr. Honig has voting and dipositive power of the securities held by the foregoing.

CUSIP No. Y2711Y112

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Titan Multi-Strategy Fund, Inc. IRS Identification No: 20-2540983
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 22,000(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 22,000(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,000(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.20% (based on 11,052,235 shares outstanding as of December 31, 2022)
12.	TYPE OF REPORTING PERSON CO

(1)	Mr. Honig is the President of Titan, and in such capacity, has voting and dispositive power over the securities held by Titan.

CUSIP No. Y2711Y112

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Titan Multi-Strategy Fund, Inc. Profit Sharing Plan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 187,000(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 187,000(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 187,000(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.69% (based on 11,052,235 shares outstanding as of December 31, 2022)
12.	TYPE OF REPORTING PERSON OO

(1)	Mr. Honig is the trustee of the Plan, and in such capacity has voting and dispositive power of securities held by the Plan.

CUSIP No. Y2711Y112

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Titan Multi-Strategy Fund 401k Roth FBO Jonathan Honig
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 17,225(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 17,225(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,225(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.15% (based on 11,052,235 shares outstanding as of December 31, 2022)
12.	TYPE OF REPORTING PERSON OO

(1)	Mr. Honig is the trustee of the Roth plan, and in such capacity has voting and dispositive power over the securities held by such entity.

CUSIP No. Y2711Y112

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Titan Multi-Strategy Fund 401k Roth FBO Elizabeth Honig
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 11,700(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 11,700(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,700(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.10% (based on 11,052,235 shares outstanding as of December 31, 2022)
12.	TYPE OF REPORTING PERSON OO

(1)	Mr. Honig is the trustee of the Roth plan, and in such capacity has voting and dispositive power over the securities held by such entity.

CUSIP No. Y2711Y112

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Titan Multi-Strategy Fund I, Ltd. IRS Identification No: 20-2541025
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 130,500(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 130,500(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,500(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.18% (based on 11,052,235 shares outstanding as of December 31, 2021)
12.	TYPE OF REPORTING PERSON PN

(1)	Mr. Honig is the President of Titan Multi-Strategy Fund, Inc., which is the General Partner of TMSFL, a Florida limited partnership, and in such capacity, Mr. Honig has voting and dispositive power over the securities held by TMSFL.

Item 1(a).

Name of Issuer:

GigaMedia Limited (“Issuer”)

Item 1(b).

Address of Issuer’s Principal Executive Offices:

8F. No. 22, Land 407, Sec. 2, Tiding Boulevard, Taipei 114, Taiwan

Item 2(a).

Name of Person Filing.

The statement is filed on behalf of Jonathan Honig, Titan Multi-Strategy Fund, Inc., Titan Multi-Strategy Fund, Inc. Profit Sharing Plan, Titan Multi-Strategy Fund 401k Roth FBO Jonathan Honig and Titan Multi-Strategy Fund 401k Roth FBO Elizabeth Honig and Titan Multi-Strategy Fund I, Ltd. (collectively, the “Reporting Person”).

Item 2(b).

Address of Principal Business Office or, if None, Residence.

5825 Windsor Court, Boca Raton, Fl 33496

Item 2(c).

Citizenship.

Jonathan Honig is a citizen of the United States. Both Titan Multi-Strategy Fund, Inc. (“Titan”) and Titan Multi-Strategy Fund, Inc. Profit Sharing Plan (the “Plan”) are incorporated in the State of Florida. Both Titan Multi-Strategy Fund 401k Roth FBO Jonathan Honig and Titan Multi-Strategy Fund 401k Roth FBO Elizabeth Honig are organized in the State of Florida. Titan Multi-Strategy Fund I, Ltd. is a limited partnership organized in the State of Florida.

Item 2(d).

Title of Class of Securities.

Common Stock, no par value.

Item 2(e).

CUSIP Number.

Y2711Y112

Item 3.

Type of Person

Not applicable.

Item 4.

Ownership.

(a) Amount beneficially owned: 1,105,145 (1)(2)(3)

(b) Percent of class: 9.99% (based on 11,052,235 shares outstanding as of December 31, 2022)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 610,820(1)

(ii) Shared power to vote or to direct the vote:368,425(2)

(iii) Sole power to dispose or to direct the disposition of: 610,820(1)

(iv) Shared power to dispose or to direct the disposition of: 494,325(2)(3)

(1)	Includes (i) 5,145 shares held by Mr. Jonathan Honig (“Mr. Honig”) as UTMA custodian for Morgan Honig, (ii) 5,400 shares held by Mr. Honig as UTMA custodian for Skylar Honig and (iii) 6,800 shares held by Mr. Honig as UTMA custodian for Jett Honig.

(2)	Includes (i) 22,000 shares held by Titan Multi-Strategy Fund, Inc. (“Titan”) (ii) 187,000 shares held by Titan Multi-Strategy Fund, Inc. Profit Sharing Plan (the “Plan”); (iii) 17,225 shares held by Titan Multi-Strategy Fund 401k Roth FBO Jonathan Honig; (iv) 11,700 shares held by Titan Multi-Strategy Fund 401k Roth FBO Elizabeth Honig; and (v) 130,500 held by Titan Multi-Strategy Fund I, Ltd (“TMSFL”). Mr. Honig is the President of Titan Multi-Strategy Fund, Inc., which is the General Partner of TMSFL, and Mr. Honig is trustee of the Plans, and in such capacities has voting and dispositive power over the securities held by such entities.

(3)	Includes (i) 5,400 shares held by Elizabeth Honig, (ii) 80,000 shares held by Elizabeth Honig Lifetime Trust, (iii) 1,200 shares held by Elizabeth Honig IRA TD Ameritrade Clearing, Custodian, (iv) 13,500 shares held by Elizabeth Honig as UTMA custodian for Jett Honig (v) 13,000 shares held by Elizabeth Honig as UTMA Custodian for Skylar Honig and (vi) 12,800 shares held by Elizabeth Honig UTMA Custodian for Morgan Honig. Elizabeth Honig and Mr. Honig are married, and Mr. Honig has voting and dipositive power of the securities held by the foregoing.

Item 5.

Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.

Identification and Classification of Members of the Group.

Not applicable.

Item 9.

Notice of Dissolution of Group.

Not applicable.

Item 10.

Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jonathan Honig

Date: February 2, 2023	/s/ Jonathan Honig
Jonathan Honig

Titan Multi-Strategy Fund, Inc.

Date: February 2, 2023	By:	/s/ Jonathan Honig
Jonathan Honig, President

Titan Multi-Strategy Fund, Inc. Profit Sharing Plan

Date: February 2, 2023	By:	/s/ Jonathan Honig
Jonathan Honig, Trustee

Titan Multi-Strategy Fund 401K Roth FBO Jonathan Honig

Date: February 2, 2023	By:	/s/ Jonathan Honig
Jonathan Honig, Trustee

Titan Multi-Strategy Fund 401K Roth FBO Elizabeth Honig

Date: February 2, 2023	By:	/s/ Jonathan Honig
Jonathan Honig, Trustee

Titan Multi-Strategy Fund I, Ltd

Date: February 2, 2023	By:	/s/: Jonathan Honig
Titan Multi-Strategy Fund, Inc., General Partner,
Jonathan Honig, President